

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 6, 2016

Michael Cothill
Chief Executive Officer
Hammer Fiber Optics Holdings Corp.
311 Broadway
Point Pleasant Beach, NJ 08742

> **Re: Hammer Fiber Optics Holdings Corp.**
> **Form 8-K**
> **Filed July 21, 2016**
> **File No. 001-35876**

Dear Mr. Cothill:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications